UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6 )

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Synacor, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2021 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent, Purchaser, SY Holding Corporation and Centre Lane Partners V, L.P. with the SEC on March 3, 2021

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below immediately after the end of Item 8:

“(i) Completion of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on Tuesday, March 30, 2021. American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”) has advised Parent and Purchaser that, as of such time, a total of 29,423,436 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Date, representing approximately 74% of the outstanding Shares as of the Expiration Date. In addition, the Depositary has advised Parent and Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 4,937,092 additional Shares prior to the Expiration Date, representing approximately 12% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) satisfies the Minimum Condition, and all other conditions to the Offer were satisfied or (to the extent waivable) waived. Promptly after the Expiration Date, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer have been accepted for payment by Purchaser. Purchaser will promptly pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer, Purchaser intends to effect the closing of the Merger on April 1, 2021, without a vote of the stockholders of Synacor in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) irrevocably accepted for payment by Purchaser in the Offer, (ii) owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (iii) Shares for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes.

The full text of the joint press release issued on March 31, 2021, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(L) to this Schedule 14D-9 and is incorporated by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)	Joint Press Release issued by Synacor, Inc. and Centre Lane Partners, dated March 31, 2021 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer